Filed pursuant to Rule 424(b)(2)
Prospectus supplement	Registration No. 333-157771
(To the prospectus dated September 18, 2009 and prospectus supplement dated May 4, 2010)
548,704 shares
Common stock
     Pursuant to the Distribution Agreement entered into with First Industrial, L.P., a Delaware limited partnership and our operating partnership, and J.P. Morgan Securities Inc., which was filed as an exhibit to our current report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2010 and is incorporated by reference herein, we sold 548,704 shares of our common stock, $0.01 par value per share, in open market transactions on the NYSE between May 4, 2010 and June 30, 2010 through J.P. Morgan Securities Inc. acting as our agent, at a weighted average sales price of $8.1284 per share. We received net proceeds of approximately $4,370,808 from these sales, after payment of compensation of approximately $89,201 to J.P. Morgan Securities Inc. and SEC filing fees, wire fees and other fees.
     Our common stock is listed on the NYSE under the symbol “FR.” The last reported sale price of our common stock as reported on the NYSE on August 5, 2010 was $5.24 per share.
     Investing in our common stock involves risks that are described in the “Risk factors” section beginning on page S-3 of the prospectus supplement dated May 4, 2010, and beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2009.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated September 18, 2009 and the prospectus supplement dated May 4, 2010.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 6, 2010